

March 27, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Wei Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Blvd., #702
Claremont, CA 91711

      Re: Kiwa Bio-Tech Products Group Corporation
             Preliminary Proxy Statement
             Filed September 23, 2008, as Amended October 28, 2008
             Definitive Proxy Statement
             Filed November 13, 2008, as Amended November 19, 2008
             File No. 0-33167

Dear Mr. Li:

      This is to confirm that on November 19, 2008 we informed your company that we had no further comments on the above-referenced filing.

      Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                            Sincerely,

                            H. Roger Schwall
                            Assistant Director

cc: T. Levenberg
      N. Gholson
      <u>via facsimile</u>
      Ms. Yvonne Wang, Secretary
      Kiwa Bio-Tech Products Group Corporation
      (909) 992-3301